UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 9, 2013

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 26, 2013 announcing Turkcell’s filing of a lawsuit against MNT in South Africa.

Istanbul, November 26, 2013

Announcement Regarding the Lawsuit Against MTN in South Africa

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

As previously announced, Turkcell had filed a lawsuit against the South African mobile operator MTN in the United States, seeking the compensation of damages resulting from the acts of MTN during the tender process for Iran’s first private GSM license and then decided to re-file the case in another jurisdiction due to procedural reasons.

As a continuation of this process, Turkcell today filed a lawsuit against MTN before the South Gauteng High Court in Johannesburg, South Africa, seeking damages resulted from the MTN’s illegal acts.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888
You can follow us on twitter at http://twitter.com/TurkcellNews

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 9, 2013	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 9, 2013	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Director